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www.kpmg.ca

To:    Autorité des marchés financiers (Québec)
Ontario Securities Commission

August 5, 2021

Dear Sirs/Madams:

Re: Notice of Change of Auditors of Alithya Group inc.

As required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have read the change of auditor notice of Alithya Group inc. dated August 3, 2021 (the “Notice”) and confirm our agreement with the statements contained in the Notice pertaining to our firm, except that we are not in a position to agree or disagree with item 5 of such Notice.

Your very truly,

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.